Exhibit 100.9

NICE inContact CXone Delivers World’s Most Comprehensive Digital-first
Omnichannel Offering in Contact Center as a Service (CCaaS) Market

CXone Fall 2019 release empowers organizations to reach more customers with a vast range of digital channels and provide seamless, digital-first omnichannel service

Salt Lake City, October 29, 2019 – NICE inContact (Nasdaq: NICE) today announced the Fall 2019 release of NICE inContact CXone which delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. Omnichannel service experiences are those that do not require customers and agents to start over when switching channels. With digital-first omnichannel, CXone now makes it possible for organizations of all sizes across the globe to reach more customers using voice and a vast range of digital channels such as SMS text, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform. CXone continues to lead the market with customer-driven innovations and only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform.

Customers today expect to interact with companies via a variety of digital channels and contact center leaders will adopt and excel at digital-first customer engagement strategies. According to a 2019 Dimension Data / NTT study, organizations report that Generation Z and Millennials have an overwhelming preference for digital channels for customer service. The 2019 NICE inContact Customer Experience (CX) Transformation Benchmark found that customer use of and preference for digital channels is on the rise. In the US from 2017 to 2018, chat use tripled and text grew tenfold; preference for these channels grew 36 percent and 71 percent respectively. In addition, the benchmark found that 40 percent of companies plan to invest in four or more channels to improve the customer service experience in the coming year.

“Companies can now engage with customers in the channels they are accustomed to using, and do so seamlessly. Until now, many have spoken of omnichannel. Today, NICE inContact CXone makes digital-first omnichannel a reality in order to help organizations achieve superior business outcomes," said Paul Jarman, NICE inContact CEO.

Jarman continued, “With this latest CXone release, NICE inContact again demonstrates our focused commitment to enabling the very best agent and customer experiences, no matter the channel. CXone sets the standard with the world’s most complete, unified and intelligent cloud customer experience platform.”

New CXone Digital-first Omnichannel Paradigm Empowers Organizations to Drive Customer Loyalty and Agent Productivity
The days of disjointed customer experiences and siloed digital and voice agents are over – with CXone contact centers can now run a true digital-first omnichannel operation. CXone ushers in a new paradigm that allows agents to handle messaging and real-time customer service interactions with control and context – naturally handling both real-time and digital messaging interactions in one intelligent inbox and with a 360-degree view of customer context.

•	CXone Delivers World’s Most Comprehensive Omnichannel Offering
CXone now offers the most supported first and second generation digital channels in the industry with dozens of pre-integrated messaging, social and traditional voice / chat channels – including Facebook Messenger, Apple Business Chat, WhatsApp, and more – native in CXone cloud customer experience platform.

Now with CXone it is easy for brands to provide digital-first omnichannel service in the channels customers expect. Contact centers are empowered to provide personalized digital interactions that deliver native experiences such as rich media, emojis, and other collaboration tools. Pre-integrated channels are simple to activate and make it easy to offer to customers and agents.

•	CXone Intelligent Inbox Consolidates Handling of All Channels to Empower Efficient Omnichannel Agents
The new CXone intelligent inbox is a single interface for agents to handle a wide range of digital channels and voice communications and allows agents to handle multiple customer interactions concurrently. Agents can see and control the flow of interactions in one place while providing efficient one-to-many service.

•	CXone Customer Card Provides a 360-degree View of Customer Context to Empower Effective Omnichannel Agents
The new CXone customer card shows digital interaction context – both past and live, as well as customer sentiment, suggested replies for next best action, agent notes and previous interactions with the customer regardless of channel. As agents switch between customers they quickly have a 360-degree view of each customer, their journey and conversation history, plus other insights to provide a fast, personalized and effective omnichannel service.

At 93 percent, the vast majority of customers expect seamless omnichannel experiences when interacting with businesses, but they are not getting them. Ninety-one percent say companies are not excelling at allowing them to seamlessly switch between channels. Now with CXone, contact centers can provide quicker and more convenient customer experiences, on the digital channels customer use.

Broadest Set of Pre-Built Customer Relationship Management (CRM) and Unified Communication as a Service (UCaaS) Integrations
NICE inContact empowers organizations to maximize the value of their CRM, UCaaS, and contact center technologies through its rare combination of contact center functionality and expertise, plus breadth of integrations. Pre-built CRM integrations include Salesforce, Oracle Service Cloud, Microsoft Dynamics, ServiceNow, Zendesk, SugarCRM, NetSuite, SAP, and Bullhorn. NICE inContact UCaaS integrations improve rapid collaboration across the contact center and the rest of the organization, leading to faster answers for customers and a better experience for contact center agents and customers, and include RingCentral, Jive, Fuze, and Momentum Telecom.

NICE inContact was named a leader for its fifth consecutive year in the Gartner Magic Quadrant for Contact Center as a Service, North America1 report, and in 2019 achieved the highest and furthest overall position for ability to execute and completeness of vision. In The Forrester Wave™: Cloud Contact Centers, Q3 20182, NICE inContact CXone was named a Leader, positioning CXone among the most significant cloud contact center solutions in the market.

1Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Simon Harrison  15 October 2019.
2Forrester Research, Inc. “The Forrester WaveTM: Cloud Contact Centers, Q3 2018,” Art Schoeller, with Daniel Hong, Sara Sjoblom, and Peter Harrison; September 25, 2018.

Gartner disclaimer
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.